UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

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10029764

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 – 48144

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

APB FINANCIAL GROUP LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17 STATE STREET, SUITE 1650
(No. And Street)

NEW YORK, (City) NY (State) 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

EDWARD COYLE (212) 293-3410
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

5 West 37th Street, 4th Floor (Address) NEW YORK (City) NY (State) 10018 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 1 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, QUINTANO DOWNES, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of APB FINANCIAL GROUP, LLC., as of DECEMBER 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO
Title

Notary Public

CLAIRE LEJUEZ
Notary Public, State of New York
Registration #01LE6050722
Qualified In Suffolk County
My Commission Expires Nov. 13, 2010

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

APB FINANCIAL GROUP, LLC.

(F/K/A APB FINANCIAL GROUP, INC)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

FULVIO & ASSOCIATES, L.L.P.
Certified Public Accountants

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA
KENNETH S. WERNER, CPA

5 West 37th Street
4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT

To the Members of
APB Financial Group, LLC

We have audited the accompanying statement of financial condition of APB Financial Group, LLC (F/K/A APB Financial Group, Inc.) (the "Company") as of December 31, 2009. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of APB Financial Group, LLC as of December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

Fulvio & Associates, LLP

New York, New York
February 12, 2009

APB FINANCIAL GROUP, LLC.
(F/K/A APB FINANCIAL GROUP, INC)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Investments in securities, at fair value	$ 769,830
Due from broker	266,631
Prepaid expenses	50,489
Fixed assets (net of accumulated depreciation of $330,125)	24,371
Other assets	55,873
TOTAL ASSETS	$ 1,167,194

LIABILITIES AND MEMBERS' EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 115,602
Commissions payable	88,271
Rebates payable	104,506
TOTAL LIABILITIES	308,379
Members' Equity:	
TOTAL MEMBERS' EQUITY	858,815
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 1,167,194

The accompanying notes are an integral part of this financial statement.

APB FINANCIAL GROUP, LLC.
(F/K/A APB FINANCIAL GROUP, INC)
NOTES TO FINANCIAL STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2009

NOTE 1 ORGANIZATION AND OPERATIONS

APB Financial Group, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC"). The Company is also a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), National Futures Association ("NFA"), Municipal Securities Rulemaking Board ("MSRB") and the Commodities Futures Trading Commission ("CFTC"). The Company's' operations are primarily comprised of securities transactions executed on an agency basis.

In June 2009, the Company, which was a corporation, elected to become a limited liability company. As such, they changed their name from APB Financial Group, Inc. to APB Financial Group, LLC.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Fair Value Measurement – Definition and Hierarchy

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures (formerly FASB Statement 157, Fair Value measurements) establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels explained below:

Level 1- Valuations based on quoted prices available in active markets for identical investments.

Level 2- Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3- Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The Company's assets and liabilities recorded at fair value are categorized based upon a fair value hierarchy in accordance with ASC 820 at December 31, 2009.

At December 31, 2009, the Company had investments in securities in the aggregate amount of $769,830 which were valued using Level 1 inputs.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Valuation Techniques – Equity Securities

The Company values investments in equity securities that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the period.

The Company's policy is to value equities traded "over-the-counter" ("OTC") for which no sale was reported on the measurement date, at their last reported "bid" price if held long, and last reported "ask" price if sold short. The Company's policy is to value equities traded "over-the-counter" ("OTC") for which no sale was reported on the measurement date, within their last reported "bid-ask" range.

Income Taxes

The Company is not liable for federal and state income taxes, as the stockholder has elected to treat the Company as an "S" Corporation for income tax purposes. As such, the Company's stockholders are generally liable for taxes on corporate income and receive the benefit from corporate losses. However, the Company is liable for New York City income taxes.

The Company complies with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, Income Taxes (formerly Statement of Financial Accounting Standards No. 109 and FIN 48) which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

ASC 740 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Equipment

Equipment is stated at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization using the straight-line method as follows:

Asset	Estimated Useful Lives
Office equipment	5 years
Furniture and fixtures	7 years

Commissions and Customer Interest Rebates

Commissions earned from customer securities transactions and the related commission expense is recognized on a settlement date basis, which does not differ materially from the trade date. Customer interest rebates received from the clearing broker are recognized as earned.

NOTE 3 FIXED ASSETS

Details of fixed assets at December 31, 2009 are as follows:

Office equipment	$ 294,376
Furniture and fixtures	60,122
	354,498
Less accumulated depreciation and amortization	330,127
	$ 24,371

NOTE 4 NET CAPITAL REQUIREMENT

The Company is a member of FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2009 the Company's net capital which was $667,263 was $417,263 in excess of its minimum requirement of $250,000.

NOTE 5 RELATED PARTY TRANSACTIONS

The Company is one of several affiliated companies that are commonly controlled. A portion of the commissions earned by the Company (approximately $376,000) was from investment entities sponsored by affiliates of the Company. The Company can elect to rebate a portion of the commissions earned. If expenses attributable to such entities exceed the commissions generated, a rebate receivable is recorded. If commissions generated exceed such expenses, a commission payable is recorded. At December 31, 2009, the Company had a gross rebate payable of $281,978. Additionally, compensation is paid to the members of the Company based on commission revenues earned. Certain expenses are paid by the Company on behalf of entities that are managed by an affiliate.

An affiliate of the Company has entered into a ten and one half year non-cancelable lease for office space on July 1, 2006, which expires January 31, 2017. The annual lease payments are approximately $218,000 until June 30, 2011, then $230,700 until the expiration date. The Company utilizes a portion of this space and, during 2009, bore approximately $160,000 of the affiliate's annual rental under such lease. The Company leases its portion of the space on a month to month basis from its affiliate. As a provision of this lease, the Company paid a security deposit during 2009. This security deposit is held at Jefferies & Company, Inc, in the amount of $53,640, and is included in other assets on the statement of financial condition.

NOTE 7 OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its clearing broker on a fully disclosed basis. Therefore, all of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the securities transactions introduced by the Company. At December 31, 2009, the receivable from clearing broker represents commissions receivable earned as an introducing broker for the transactions of its customers.

In addition, the receivable from the clearing broker is pursuant to this clearance agreement and includes a minimum clearing deposit of $100,000.

The Company maintains its cash balances in one financial institution. These balances are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. Congress has temporarily increased FDIC deposit insurance from $100,000 to $250,000 per depositor through December 31, 2009.

NOTE 8 EXEMPTION FROM RULE 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provision under sub-paragraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

NOTE 9 EMPLOYEE BENEFIT PLAN

An affiliate of the Company has established a 401(k) and profit sharing plan. The plan covers substantially all employees of the Company and provides those employees who are eligible to participate with retirement benefits. Employees are permitted to contribute between 1% and 15% of their annual compensation, subject to certain limitations and restrictions. The Company may make discretionary profit sharing contributions to the plan during the year. For the year ended December 31, 2009, the Company elected not to make a profit sharing contribution.